The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 14, 2023

VIA EDGAR TRANSMISSION

Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 289 to its Registration Statement on Form N-1A. PEA No. 289 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on April 8, 2022. The sole purpose of PEA No. 283 was to register two new series of the Company. This letter responds to the Staff’s comments on the SGI U.S. Large Cap Core ETF and the SGI Dynamic Tactical ETF (each, a “Fund” and together, the “Funds”)

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 289. The Company confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

GENERAL

1. Comment: Please delay effectiveness of the Registration Statement until all comments are resolved and each Fund has obtained an exemptive order to permit it to operate as a semi-transparent ETF (the “Blue Tractor Order”) or a non-transparent ETF (the “Natixis Order”).

    Response: The Company confirms that it will delay effectiveness of the Registration Statement as requested.

2. Comment: Please tailor disclosure throughout the Registration Statement to conform to the specific exemptive relief granted by each Fund’s exemptive order, including the relevant conditions and representations contained in the exemptive application.

    Response: The Company confirms it will make the requested change.

3. Comment: Please review the use of “semi-transparent” and “non-transparent” in the Registration Statement and revise as necessary to use consistent terminology throughout.

    Response: The Company confirms it will ensure consistent terminology for each Fund.

4. Comment: Please consider whether each Fund should file a separate Registration Statement under Rule 485(b) under the 1940 Act.

    Response: The Trust acknowledges the Staff’s comment; however, the Trust does not believe a separate Registration Statement is required for each Fund under Rule 458(b).

5. Comment: Please supplementally submit the methodology for each Fund.

    Response:

SGI U.S. Large Cap Core ETF:  As described in the Registration Statement, the SGI U.S. Large Cap Core ETF will disclose a Proxy Portfolio designed to recreate the daily performance of the SGI U.S. Large Cap Core ETF’s Actual Portfolio on any given trading day. As described in the application for the Natixis Order, this is achieved by performing a “Factor Model” analysis of the SGI U.S. Large Cap Core ETF’s Actual Portfolio. The Factor Model is comprised of three sets of factors or analytical metrics: market-based factors, fundamental factors, and industry/sector factors. The SGI U.S. Large Cap Core ETF uses a “Model Universe” to generate its Proxy Portfolio. The Model Universe is comprised of securities that the SGI U.S. Large Cap Core ETF can purchase and will be a financial index or stated portfolio of securities from which investments will be selected. The results of the Factor Model analysis are then applied to the Model Universe. The daily rebalanced Proxy Portfolio is then generated as a result of this Model Universe analysis with the Proxy Portfolio being a small subset of the Model Universe. The Factor Model is applied to both the SGI U.S. Large Cap Core ETF’s Actual Portfolio and the Model Universe to construct the Proxy Portfolio that performs in a manner substantially identical to the performance of its Actual Portfolio. The Proxy Portfolio will only include investments the SGI U.S. Large Cap Core ETF is permitted to hold.

SGI Dynamic Tactical ETF: As described in the Registration Statement, the SGI  Dynamic Tactical ETF will disclose a Portfolio Reference Basket generated each day by a proprietary algorithmic process that is designed to closely track the daily performance of the SGI  Dynamic Tactical ETF’s Actual Portfolio on any given trading day.  The proprietary algorithmic process will be applied to the SGI Dynamic Tactical ETF’s Actual Portfolio on a daily basis to generate the Portfolio Reference Basket.  As described in the application for the Blue Tractor Order, the Portfolio Reference Basket construction process has four key elements:

●
Same securities as the portfolio.  The Portfolio Reference Basket will contain all of the names of the securities in the Actual Portfolio, and only the securities that are in the Actual Portfolio (and also could contain cash to represent the SGI  Dynamic Tactical ETF’s holdings of cash).

●
Substantial overlap with portfolio assets.  The Portfolio Reference Basket will have a minimum weightings overlap of 90% with the SGI  Dynamic Tactical ETF portfolio assets at the beginning of each trading day.  The precise percentage of aggregate overlap in weightings from 90% to 100% will be randomly generated each day and will not be disclosed.

●
Guardrails on weightings deviations of individual securities.  The potential deviation in the weightings of specific securities and cash positions in the Portfolio Reference Basket from the weightings of those specific securities and cash positions in the Actual Portfolio as of the beginning of each trading day will be subject to a publicly disclosed maximum deviation (e.g., 2%) (the Guardrail Amount).  The Guardrail Amount will ensure that no individual security in the Portfolio Reference Basket will be overweighted or underweighted by more than the publicly disclosed percentage when compared to the actual weighting of each security within the SGI  Dynamic Tactical ETF’s portfolio as of the beginning of each trading day.

●
Correlated performance.  After randomly determining the specific overlap amount for a given day, the algorithm will generate the weightings of the specific securities in the Portfolio Reference Basket within the specified Guardrail Amount and with the goal of maximizing the correlation between the Portfolio Reference Basket and the Actual Portfolio.

PROSPECTUS
Summary Section – Fees and Expenses table and Expense Example (Both Funds)
6. Comment: Please provide the Staff with the completed Fees and Expenses table and Expense Example, giving adequate time for review and comment

Response: Please see the completed fee tables and expense example below:

Fees and Expenses – SGI U.S. Large Cap Core ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.85%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1) “Other Expenses” are estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods.  The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$87	$271	$471	$1,049

Fees and Expenses – SGI Dynamic Tactical ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.95%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)  “Other Expenses” are estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods.  The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$97	$303	$525	$1,166

7. Comment: Please confirm that the contractual expense cap limitation agreement will be in place for at least one year from the date of the Registration Statement.

    Response: The Company supplementally confirms that there are presently no expense limitation agreements in effect.

8. Comment: Please confirm that the expense example only includes the period in which the contractual expense cap limitation agreement is in effect.

    Response: The Company supplementally confirms that there are presently no expense limitation agreements in effect.

9. Comment: Please confirm whether the “Fees and Expenses” table for the SGI U.S. Large Cap Core ETF should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Company supplementally confirms that the SGI U.S. Large Cap Core ETF does not expect to incur AFFE in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations, and as such no further disclosure is required.

Summary Section – Principal Investment Strategies (Both Funds)
10. Comment: The Staff notes that the SGI U.S. Large Cap Core ETF discloses its holdings via its “Proxy Portfolio Disclosure,” while the SGI Dynamic Tactical ETF discloses its holdings via its “Portfolio Reference Basket Disclosures.” Please consider whether the language should be modified so that it reads in tandem.

Response: The Company declines to revise the disclosure, as each Fund will follow a distinct mechanism to disclose a substitute for its portfolio holdings in lieu of its Actual Holdings, and the language has been tailored accordingly.

11. Comment: Please consider adding disclosure describing the specific risks associated with investments in sectors in which the Funds may invest.

     Response: The Company supplementally confirms that investments in specific sectors are not contemplated at this time, and as such no additional disclosure will be added. In the future, to the extent that a Fund invests in a certain sector then additional disclosure will be made to the Company’s registration statement.

Summary Section – Principal Investment Strategies (SGI U.S. Large Cap Core ETF)
12. Comment: Please revise the first sentence of the first paragraph in order to disclose what the Fund considers to be large capitalization companies in which it would invest, consistent with Rule 35d-1 under the 1940 Act.

     Response: The Company will make the requested change as shown below (new language is underlined for your convenience).

“The Fund is an actively-managed exchange-traded fund (“ETF”) and seeks to achieve its objective by investing under normal circumstances at least 80% of the net assets of the portfolio (including borrowings for investment purposes) in securities of large-capitalization companies, which the Fund considers to be those companies listed within the Russell 1000® Index ~~and~~ or S&P 500® Index (the “Indexes”).”

13. Comment: Please consider adding additional disclosure identifying by name the specific third-party vendors that are utilized by the Fund to evaluate ESG issues and also please consider adding additional disclosure providing examples of the types of information and materials that are received from such third-party vendors.

Response:  The Company does not believe that it would be advisable to disclose the names of the specific third-party vendors that are used to evaluate ESG issues because these vendors change over time, and, as a result, it would therefore be necessary to constantly revise the disclosure to make sure that it is current as vendors are added or removed from use.  In addition, the Company does not believe that the actual, specific names of the third-party vendors is material information that an investor in a Fund would view as necessary for purposes of making an investment decision with respect to investing in the Fund. Accordingly, while the Company declines to add the specific names of the third-party vendors that are utilized, additional disclosure has been added to further describe the types of information and materials that are received from such third-party vendors.

Summary Section – Principal Investment Strategies (SGI Dynamic Tactical ETF)
14. Comment: Please add disclosure describing which countries would be considered “emerging markets.”

  Response: The Company will make the requested change.

Summary Section – Summary of Principal Risks (Both Funds)
15. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

Additional Information About the Funds – Investment Objective
16. Comment: In the second sentence, please revise the disclosure to note that shareholders will receive 60 days’ prior written notice of a change in a Fund’s investment objective.

  Response: The Company will make the requested change.

SAI
Investment Policies and Practices – Principal Investment Policies and Risks – Foreign Securities
17. Comment: Please consider whether reference to the Russia-Ukraine conflict should be added to the prospectus.

Response: The Trust acknowledges the Staff’s comment and has revised the “Additional Information About Each Fund’s Principal Investments and Risks—Market Risk” section of the Prospectus to include additional disclosure relating to the Russia-Ukraine conflict and its effect on the global markets.

Investment Restrictions
18. Comment: Please add disclaimer language that each Fund is bound by the terms of its exemptive order.

 Response: The Company will add the following language immediately prior to the list of fundamental investment restrictions:

“Notwithstanding the fundamental and non-fundamental investment restrictions provided below, each Fund’s investments and operations will be limited by the terms and conditions of its exemptive order.”

Management of the Company – Directors and Executive Officers
19. Comment: In the Directors and Officers table, please add the phrase “in the past 5 Years” to the column heading entitled “Other Directorships held by Director.”

  Response: The Company will make the requested change.

PART C
20. Comment: Please file each Fund’s authorized participant agreement as an exhibit to the Registration Statement.

  Comment: The Company supplementally confirms it will file each Fund’s authorized participant agreement as an exhibit to the Registration Statement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Hannah Hathaway of U.S. Bank Global Fund Services at (414) 516-1557 or hannah.hathaway@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	David Harden, Summit Global Investments, LLC Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP